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Direct Dial Number	E-mail Address
(202) 637-5868	david.bonser@hoganlovells.com

September 29, 2017

Re:                Colony NorthStar Credit Real Estate, Inc. Draft Registration Statement on Form S-4

CONFIDENTIAL SUBMISSIONS VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Colony NorthStar Credit Real Estate, Inc. (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-4 (the “Registration Statement”) pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), for non-public review by the Staff of the Securities and Exchange Commission prior to the public filing of the Registration Statement. The Registration Statement relates to the registration of shares of the Company to be issued in connection with the combination of a select portfolio of assets and liabilities of Colony NorthStar, Inc., substantially all of the assets and liabilities of NorthStar Real Estate Income Trust, Inc., and all of the assets and liabilities of NorthStar Real Estate Income II, Inc., in an all-stock transaction. The Company qualifies as an “emerging growth company” within the meaning of Section 6(e) of the Securities Act.

Please do not hesitate to contact me at (202) 637-5868 with any questions you may have regarding this confidential submission.

Very truly yours,

/s/ David W. Bonser

David W. Bonser